# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Evolv Technologies Holdings, Inc., CIK 0001805385
CUSIP: 30049H102
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 500 Totten Pond Road, 4th Floor, Waltham, Massachusetts (MA), 02451
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001774565

## Reporting persons
- General Catalyst Group Management Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Catalyst Group Management Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Catalyst Group Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Catalyst GP V, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Catalyst Partners V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Catalyst Group V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- GC Entrepreneurs Fund V, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- General Catalyst Group V Supplemental, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Evolv Technologies Holdings, Inc.
Address of issuer's principal executive offices: 500 Totten Pond Road, 4th Floor, Waltham, Massachusetts, 02451

## Item 2. Person Filing
Name of person filing:
This joint statement on Schedule 13G is being filed by General Catalyst Group Management Holdings GP, LLC, a Delaware limited liability company ("GCGMH LLC"), General Catalyst Group Management Holdings, L.P., a Delaware limited partnership ("GCGMH"), General Catalyst Group Management, LLC, a Delaware limited liability company ("GCGM"), General Catalyst Group V, L.P., a Delaware limited partnership ("GC V"), GC Entrepreneurs Fund V, L.P., a Delaware limited partnership ("E Fund V"), General Catalyst Partners V, L.P., a Delaware limited partnership ("GC V GPLP"), General Catalyst GP V, LLC, a Delaware limited liability company ("GC V GPLLC"), and General Catalyst Group V Supplemental, L.P., a Delaware limited partnership ("GC V Supplemental") , collectively referred to herein as the "Reporting Persons."

GCGMH LLC is the general partner of GCGMH, which is the manager of GCGM, which is the manager of GC V GPLLC. GC V GPLP is the sole general partner of GC V, E Fund V and GC V Supplemental. GC V GPLLC is the sole general partner of GC V GPLP.

Both GCGMH LLC and GC V GPLLC are controlled by a group of three or more individuals, or the Managing Directors, having shared voting and dispositive control over the shares held by GC V, E Fund V and GC V Supplemental. Under the so-called "rule of three," because voting and dispositive decisions are made by a majority of both GCGMH LLC and GC V GPLLC Managing Directors, no one of the Managing Directors is deemed to be a beneficial owner of the Issuer's securities held by GC V, E Fund V and GC V Supplemental.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.
Address of principal business office or, if none, residence: 20 University Road, 4th Floor, Cambridge, MA 02138
Citizenship: Each of GCGMH, GC V, E Fund V, GC V Supplemental and GC V GPLP is a limited partnership organized under the laws of the State of Delaware. Each of GCGMH LLC, GCGM and GC V GPLLC is a limited liability company organized under the laws of the State of Delaware.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Line 9 of cover sheets.
Percent of class: See Line 11 of cover sheets.
Sole power to vote or to direct the vote: See Line 5 of cover sheets.
Shared power to vote or to direct the vote: See Line 6 of cover sheets.
Sole power to dispose or to direct the disposition: See Line 7 of cover sheets.
Shared power to dispose or to direct the disposition: See Line 8 of cover sheets.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 2 for members of the group.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Agreement regarding joint filing of Schedule 13G
Exhibit 2 - Members of the Group

## Signatures
- General Catalyst Group Management Holdings GP, LLC: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer (04/17/2026)
- General Catalyst Group Management Holdings, L.P.: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer of GENERAL CATALYST GROUP MANAGEMENT HOLDINGS GP, LLC, its General Partner (04/17/2026)
- General Catalyst Group Management, LLC: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer (04/17/2026)
- General Catalyst GP V, LLC: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer (04/17/2026)
- General Catalyst Partners V, L.P.: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer of GENERAL CATALYST GP V, LLC, its General Partner (04/17/2026)
- General Catalyst Group V, L.P.: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer of GENERAL CATALYST GP V, LLC, General Partner of GENERAL CATALYST PARTNERS V, L.P., its General Partner (04/17/2026)
- GC Entrepreneurs Fund V, L.P.: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer of GENERAL CATALYST GP V, LLC, General Partner of GENERAL CATALYST PARTNERS V, L.P., its General Partner (04/17/2026)
- General Catalyst Group V Supplemental, L.P.: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer of GENERAL CATALYST GP V, LLC, General Partner of GENERAL CATALYST PARTNERS V, L.P., its General Partner (04/17/2026)